GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2004 DEC -6 P 2: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 1963003162

Our Ref: GCSS-EL/[redacted]

04046816

2 December 2004

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 24 November 2004 (*Press Release: Groundbreaking Ceremony for the Development of St. Regis Singapore, comprising a Luxury Hotel and Up-market Strata-titled Residences*); and
- 1 December 2004 (*Completion of Sale of Birkenhead Point Shopping Centre and Birkenhead Marina Facility*).

Yours faithfully,

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	24-Nov-2004 17:51:32
Announcement No.	00050

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Press Release : Groundbreaking Ceremony for the Development of St. Regis Singapore, comprising a Luxury Hotel and Up-market Strata-titled Residences
Description	We attach herewith for information, a copy of the press release issued on 24 November 2004 by the Hong Leong Group, Singapore, in relation to the subject matter. The development project is owned by Richmond Hotel Pte Ltd, a joint venture between Richview Holdings Pte Ltd, a wholly-owned subsidiary of City Developments Limited, Hong Leong Holdings Limited (HLH) and TID Pte Ltd, a subsidiary of HLH.
Attachments:	St_Regis.pdf Total size = **23K** (2048K size limit recommended)

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Hong Leong Group
Singapore
Group Corporate Affairs

News Release

24th Nov 2004

St. Regis Singapore to Feature a Luxury Hotel and Up-market Strata-titled Residences

Three members of Hong Leong Group Singapore – City Developments Limited (CDL), Hong Leong Holdings Ltd (HLH) and TID Pte Ltd - today held a groundbreaking ceremony for the prestigious St. Regis Singapore, comprising a super luxury hotel and up-market apartment units for sale.

St. Regis Singapore, to be developed at an estimated cost of $900 million, is spread over a 16,692 sq m 999 leasehold site bounded by Tomlinson Road, Tanglin Road and Cuscaden Road and is located in the heart of Singapore's Orchard Road shopping and entertainment district. The hotel and residences are expected to be ready by 2007.

This luxury project is owned and developed by Richmond Hotel Pte Ltd - a joint venture among CDL, HLH and TID. The development will have a 20-storey hotel tower comprising 299 luxurious guest rooms and two 20-storey apartment towers for 255 units of luxury residences and penthouses for sale. TID is a joint venture between Hong Leong Holdings and Japan's leading real estate company Mitsui Fudosan.

The six-star St. Regis Hotel will be managed by Starwood Hotels & Resorts Worldwide Inc. Its luxurious guest rooms, including 37 beautifully furnished suites, will feature the world renowned St. Regis butler service, offering unparalleled round-the-clock personal attention. This is the first St. Regis Hotel in Southeast Asia.

To mark the auspicious occasion, five top executives symbolically broke ground for the project. They were Mr Kwek Leng Beng, Executive Chairman of the Hong Leong Group Singapore and CDL, Mr Quek Leng Chye, Managing Director of Hong Leong Holdings, Mr Miguel Ko, President of Starwood Hotels & Resorts, Asia Pacific, Mr Chishu Zushi, Managing Director of TID and Mr Hiroshi Kaneko, Senior Managing Director of Kajima Corporation.

At the ceremony, Mr Kwek Leng Beng, said, "Our decision to proceed with the project now is a sign of our confidence in Singapore's economic progress and the bright prospects of the hotel's industry. This hotel will certainly emerge as the flagship for St. Regis in the Asia Pacific region as well as for the Hong Leong Group".

9 Raffles Place
#36-00
Republic Plaza
Singapore 048619
Tel: 6438 0880
Fax: 6534 3060
www.hongleong.com.sg

In his address, Mr Miguel Ko said, "Singapore has shown great strength and resilience through the recent challenging years and has always been one of the most popular destinations for business, meetings and leisure travel. The St. Regis Singapore will be well positioned to cater to senior executives and world leaders who make Singapore a regular stop in their itinerary."

He added," We are confident that Singapore, with its great location and allure for visitors will be a great platform to showcase the St. Regis brand."

=====================================

For more information, please contact:
Gerry de Silva, Group Corporate Affairs Manager
Tel: 64289 308/ 6438 3110
Fax: 6534 3060   Email: gerry@cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	01-Dec-2004 17:24:58
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Completion of Sale of Birkenhead Point Shopping Centre and Birkenhead Marina Facility
Description	Further to the Company's announcements made on 13 October 2004, we attach herewith for information, a copy of the subject announcement issued today by Millennium & Copthorne Hotels plc ("M&C plc") in relation to the completion of the sale of Birkenhead Point Shopping Centre and Birkenhead Marina Facility by Birkenhead Investments Pty Limited, a 61.3% subsidiary of CDL Hotels New Zealand Limited ("CDL Hotels NZ"). CDL Hotels NZ is a 70.22% subsidiary of M&C plc, a 52.68% subsidiary of the Company.

Attachments:

Birkenhead.pdf
Total size = **55K**
(2048K size limit recommended)

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1 December 2004

SALE OF BIRKENHEAD POINT SHOPPING CENTRE AND BIRKENHEAD MARINA FACILITY

On 13 October 2004, Millennium & Copthorne Hotels plc ("M&C") announced that Birkenhead Investments Pty Limited ("Birkenhead Investments"), a 61.3% subsidiary of CDL Hotels New Zealand Limited, had entered into an agreement (the "Agreement") to sell the Birkenhead Point Shopping Centre and Birkenhead Marina facility to Intro International Limited for a consideration of A$111 million (£46 million).

M&C advises that completion under the Agreement took place yesterday. Intro International Limited has paid to Birkenhead Investments an amount of A$107.24 million (£44 million) on completion after taking into account the adjustments required to be made under the Agreement.

As the new lease extension to the Birkenhead Marina facility has not been obtained by completion, Intro International Limited has withheld payment of A$3.85 million (£2 million) of the consideration in accordance with the terms of the Agreement. The parties will continue to negotiate with the relevant authorities for the grant of the new lease extension to the Birkenhead Marina facility and upon the grant of such a new lease extension, Intro International Limited will make payment of A$3.85 million to Birkenhead Investments.

Enquiries to:

Kate Miller / Chi Lo 020 7404 5959
Brunswick Group